Exhibit 99.97

WonderFi Launches WonderFi Interactive, Bringing Play to Earn Gaming and NFTs to WonderFi

WonderFi to Acquire Go BIG! Game Franchise on iOS and Android with over 200,000 users, including launch title "Go BIG! Feat. Godzilla vs Kong" a Licensed IP Property from Legendary Entertainment, through Acquisition of Sun Machine Entertainment

Vancouver, British Columbia--(Newsfile Corp. - February 24, 2022) - WonderFi Technologies Inc. (NEO: WNDR) (OTC Pink: WONDF) (WKN: A3C166) (FTX: WNDR) (the "Company" or "WonderFi") today announced the launch of a new division, WonderFi Interactive Inc. ("WonderFi Interactive"), which expands WonderFi's product offering into play to earn gaming and NFTs and will provide a new on-ramp for users into the WonderFi ecosystem. In connection with the launch, WonderFi has entered into a binding letter of intent to acquire all of the issued and outstanding shares of Sun Machine Entertainment Inc. ("Sun Machine"), an industry leading game development studio and owner of the Go BIG! Franchise, which is currently available on iOS and Android.

WonderFi Interactive Launch

"Gaming provides a universally accessible entry point for crypto and NFTs, and there are over 3 billion gamers worldwide," commented Cong Ly, Chief Technology Officer of WonderFi. "WonderFi is in a position to create unique NFT opportunities through the Go BIG! Franchise and offer players the ability to earn IP-backed NFTs that are usable across the Go BIG! Franchise and the WonderFi ecosystem."

WonderFi Interactive's roadmap will include the integration of NFTs into the Go BIG! Franchise including celebrity NFTs, and the development of new games in 2022 to bring more gamers into the WonderFi ecosystem.

Sam Bankman-Fried, strategic investor in WonderFi has commented on gaming NFTs being "the driving force behind bringing crypto to the mainstream". "I'm pretty bullish on a top-tier gaming publisher looking to introduce crypto into their system", and gaming NFTs could "bring a non-crypto native audience to crypto for something other than financial investing" added Bankman-Fried.

For more information about the launch of WonderFi Interactive, please visit www.wonder.fi/interactive.

Sun Machine, Godzilla vs. Kong and Legendary Entertainment

Sun Machine was founded by Wil Mozell, who previously sold his game development studio BigPark to Microsoft. Wil has been building studios and game franchises for over 28 years and while at Microsoft oversaw flagship products Gears of War and Kinect Sports as well as leading interactive sports experiences with NFL, ESPN and UFC on Xbox.

Sun Machine, in partnership with global content leader Legendary Entertainment, released the action- packed mobile video game Go BIG! feat. Godzilla vs. Kong in Q4 2021. During this period and in advance of commercial launch in Q2 2022, the product has already seen over 200,000 installs while in soft launch across the Apple App Store and Google Play Store in North America and select international markets. "With our soft launch user acquisition metrics, our world class IP partnership with Legendary Entertainment, and our 2022 roadmap, we are very excited about the future of the Go Big! franchise" commented Mr. Mozell.

Go BIG! feat. Godzilla vs. Kong is the first major installation of the Go BIG! Franchise. Created to be "the most fun two minutes of your day," the casual-action "smash, dash and grow" gameplay of Go BIG! will soon extend to other game genres which the team at Sun Machine will be creating next. With its broadly appealing gameplay, captivating characters, and dynamic world, Go BIG! was designed for seamless collaboration with compelling IP such as Godzilla vs. Kong.

"This is one of the deepest collaborations we have done in a casual mobile game for the film Godzilla vs. Kong, and we couldn't be happier with Sun Machine's portrayal," commented Legendary Entertainment's Sam Rappaport, Director of Interactive Media, at the time of soft launch. "Go BIG! feat. Godzilla vs. Kong is non-stop action and pure fun, bringing a playful element to the iconic Kong and Godzilla Titans not yet seen before. We believe fans of the Monsterverse franchise and even those who haven't yet seen the films will love this game."

Transaction Details

The Acquisition is valued at $17 million, subject to on-going due diligence, and consideration will be paid in WonderFi common shares based on a 15 day volume weighted average price of WonderFi common shares on the trading day immediately preceding the execution of a definitive agreement, with a minimum issuance price of $2.05 per WonderFi common share and a maximum of $2.85 per share.

The Acquisition is subject to the parties negotiating and entering into a definitive agreement to give effect to the Acquisition and is expected to close in the second quarter of 2022, subject to Sun Machine shareholder approval, board approvals, the completion of due diligence by WonderFi and other acquisition-related closing conditions and regulatory approvals.

Cong Ly, Chief Technology Officer of WonderFi, previous served as Chief Technology Officer of Sun Machine from March 2019 to October 2020. Mr. Ly has no direct or indirect ownership of Sun Machine.

Crypto APIs Acquisition

WonderFi management has decided not to proceed with the previously announced acquisition of Mena Software Ltd. (Crypto APIs).

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Ben Samaroo, CEO

ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi

Media Contact: press@wonder.fi

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to digital assets through compliant centralized and decentralized platforms. WonderFi has a multi-pronged business strategy which includes a high-growth consumer finance app which will serve as a trusted gateway to the new financial system, and a digital asset portfolio which consists of leading crypto and DeFi assets. WonderFi's executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital and Hut 8. WonderFi's core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access DeFi in a simple, smart and secure way. For more information, visit www.wonder.fi.

About Sun Machine Entertainment

Sun Machine Entertainment is a leading developer of original video games, founded in Vancouver, Canada by a team of industry leaders responsible for numerous best-selling and award-winning titles. Sun Machine's debut release, Go BIG! feat. Godzilla vs. Kong, is a casual action mobile game that builds on the hugely successful film Godzilla vs. Kong, the latest chapter of Legendary Entertainment's Monsterverse franchise. To learn more, visit www.sunmachinegames.com.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words, and includes the anticipated benefits of the transaction, the ability of the Company and Sun Machine to obtain all necessary shareholder and regulatory approvals, and the ability of the Company and Sun Machine to close the transaction on the terms and timing described herein, or at all.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward- looking information and statements are the following: the inability of the Company and Sun Machine to integrate successfully such that the anticipated benefits of the transaction are realized, the inability of the Company and Sun Machine to obtain the necessary regulatory and shareholder approvals for the transaction, the inability of the Company and Sun Machine to close the transaction on the terms and timing described herein, or at all, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither NEO Exchange nor its Regulation Services Provider (as that term is defined in policies of the NEO Exchange) accepts responsibility for the adequacy or accuracy of this news release.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/114677